FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Northern Peru Copper Corp. (the “Company”)

1550 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

September 28, 2007

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on September 28, 2007 at Vancouver, British Columbia and distributed through the facilities of MarketWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announces the closing of its non-brokered private placement totaling gross proceeds of approximately $5,000,000.  The Company issued 549,451 common shares at a price of $9.10 per common share.  The common shares are subject to a four-month hold period.  Finders fees of $150,000 were paid in connection with the non-brokered private placement.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company announces the closing of its non-brokered private placement totaling gross proceeds of approximately $5,000,000.  The Company issued 549,451 common shares at a price of $9.10 per common share.  The common shares are subject to a four-month hold period.  Finders fees of $150,000 were paid in connection with the non-brokered private placement.

Net proceeds from the financing will be used to fund completion of a feasibility study on the Galeno project, acquisition of certain surface rights, exploration programs, to repay a loan provided to the Company, to make payments in respect of additional mineral rights and for general corporate purposes.

As previously announced, on September 26, 2007 the Company issued approximately $11,011,000 million of common shares via a brokered private placement on the same terms as the non-brokered placement.

The securities comprising this financing have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an exemption from registration.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 28th day of September, 2007.

“Signed”

Robert Pirooz